Free Writing Prospectus

VanEck Merk Gold Trust

2022-03-17 OUNZ webinar

0001546652

Pursuant to 433/164

333-238022

Gold Deliverability in Times of Market Stress VanEck Merk Gold Trust (OUNZ) March 17, 2022

vaneck.com/subscribe This material is for informational purposes only. The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice. Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. The information herein represents the opinion of the author(s), but not necessarily those of VanEck. OUNZ must be preceded or accompanied by the prospectus. Before investing you should carefully consider the Fund’s investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which is available at https://www.vaneck.com/us/en/etf/commodity/ounz/documents/ounz - prospectus.pdf/ . Please read the prospectus carefully before you invest. Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns. Commodities and commodity - index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location. For a more complete discussion of the risk factors relative to the trust, carefully read the prospectus. The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust. 2 Important Disclosures

vaneck.com/subscribe Today’s Guest Speaker ▪ Axel Merk is the President and Chief Investment Officer of Merk Investments. ▪ Axel Merk founded Merk Investments in Switzerland in 1994; in 2001, he relocated the business to California. He has grown Merk Investments into an investment advisory firm offering investment funds and advisory services on liquid global markets, including domestic and international equities, fixed income, commodities and currencies. ▪ Axel Merk holds a B.A. in Economics (magna cum laude) and a M.Sc. in Computer Science from Brown University. Axel Merk 3

Today’s Discussion Contents Gold Drivers and Macro Conditions VanEck Merk Gold Trust Scalable Gold Delivery Process Appendix 5 16 17 20

vaneck.com/subscribe Low/Negative Real Interest Rates Have Benefited Gold Gold vs. US 10 Year Real Rate (R1) Yield (%); (R2) Gold Price ($) Source: Merk Investments, Bloomberg. R1 = first y - axis; R2 = second y - axis. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 5

vaneck.com/subscribe Gold has Increased with the Global Money Supply Global USD M2 Money Supply (Trillions in USD Terms) (R1) Money Supply ($); (R2) Gold Price ($) Source: Merk Investments, Bloomberg. R1 = first y - axis; R2 = second y - axis. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 6

vaneck.com/subscribe Gold in Historical Perspective Source: Merk Investments, Bloomberg. Standard deviation is a statistic that measures the dispersion of a dataset around its mean. Regression line is a single line that best fits the data. 68% of the data is within one Gold with Regression Line +/ - 1 and 2 Standard Deviations Gold Price ($) standard deviation and 95% of the data is within two standard deviations. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 7

vaneck.com/subscribe Parallels to Past Cycles Gold Analog: Matching 1999 Low to 2015 Low with Gold Price Rescaled Gold Price ($) Source: Merk Investments, Bloomberg. Past performance is not indicative of future results. For illustrative purposes only. Not a forecast. Please see important disclosures at the beginning of this presentation. 8

vaneck.com/subscribe Gold is More than a Defensive Asset Gold vs. Treasuries and US Stocks Growth (Normalized to 100) Source: Merk Investments, Bloomberg. Past performance is not indicative of future results. For illustrative purposes only. Not a forecast. Please see important disclosures at the beginning of this presentation. 9

vaneck.com/subscribe Gold’s Relationship with the Dollar, It’s Complicated Gold vs. Dollar Index (Inverted) (R1) Gold Price ($); (R2) US Dollar Index Value Source: Merk Investments, Bloomberg. R1 = first y - axis; R2 = second y - axis. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 10

vaneck.com/subscribe The Dollar Through Economic Cycles Dollar Index and Recessions (blue shading representation U.S. recessionary periods) Dollar Index ($) Source: Merk Investments, Bloomberg. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 11

vaneck.com/subscribe Conflict in Ukraine Drove Gold Higher Gold Priced in Euros Gold Price (Euro) Source: Merk Investments, Bloomberg. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 12

vaneck.com/subscribe Gold to Equities Ratio at Levels Last Seen in 2008 Source: Merk Investments, Bloomberg. Gold - to - S&P 500 Index ratio represents the price of gold relative to the US equity market prices. A higher ratio generally indicates elevated gold prices relative to equities and Gold - to - S&P 500 Index Ratio and 50 - Month Moving Average Ratio a lower ratio indicates equity prices are at levels above gold prices. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 13

vaneck.com/subscribe March Typically Gold’s Weakest Month Gold Average Returns by Month (1979 – 2019) Return (%) Source: Merk Investments, Bloomberg. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 14

vaneck.com/subscribe Breakout Attempts Strengthening After Many Failures Jan van Eck’s Technical Chart Gold Price ($) Source: Merk Investments, Bloomberg. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 15

vaneck.com/subscribe The Gold ETF that Delivers this presentation. 16 Data as of December 2021. This content is not intended as tax advice. Investors should consult with a tax professional for their particular situation and jurisdiction. Please see important disclosures at the beginning of The VanEck Merk Gold Trust (the “Trust” or "OUNZ") provides investors with a convenient and cost - efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold . The Trust’s primary objective is to provide investors with an opportunity to invest in gold through the shares and be able to take delivery of physical gold bullion (physical gold) in exchange for their shares . The Trust’s secondary objective is for the shares to reflect the performance of the price of gold less the expenses of the Trust’s operations . Deliverability OUNZ holds gold bullion in the form of allocated London Bars. It differentiates itself by providing investors with the option to take physical delivery of gold bullion in exchange for their shares. Convertibility For the purpose of facilitating delivery, Merk has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire. Tax Efficiency Taking delivery of gold is not a taxable event as investors merely take possession of what they already own: the gold. Fund Details Fund Ticker OUNZ Commencement Date 5/16/2014 Expense Ratio (%) 0.25 Exchange NYSE Arca Custodian JP Morgan Chase Bank, N.A Trustee Bank of New York Mellon

vaneck.com/subscribe Seamless Delivery Process A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take 1. Investor files a Delivery Application 2. Investor instructs their broker to submit their ETF shares to take delivery of their gold 3. Gold sent to Investor OUNZ Shareholder owns pro - rata share of gold held by the Trust Investor receives coins an/or bars without experiencing taxable event Investor VanEck Merk Gold Trust VanEck Merk Gold Trust holds gold in the form of allocated London Bars Gold is converted into coins and/or bars as requested by Investor Investor submits delivery application and shares of OUNZ Gold is delivered to Investor considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable. See important disclosures at the beginning. 17

Wide Selection of Gold Available

VanEck

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Gold bars and coins available with their associated fees are regularly updated at merkgold.com/fees

Type of Gold	Exchange Fee[1]		Purity (%)
	Fee per Application	Fee per Ounce	
1oz Australian bars	$500	$25.00	0.9999
1oz 2022 Australian Kangaroos	$500	$37.00	0.9999
1oz 2022 US Mint Gold Eagles	$500	$85.00	0.9167
1oz 2022 US Mint Gold Buffalo	$500	$85.00	0.9999
1oz Britannia	$500	$35.00	0.9999
10 oz Australian bars	$500	$21.00	0.9999
1kg Kilo bars	$500	$14.00	0.9999
London bars	$4,000	$0.00	95.00 – 99.99

[1]Exchange Fee effective March 10, 2022 and supersedes any previously published Exchange Fees, including those in the prospectus. Subject to change.

During times of high demand for coins in the market, Processing Fees may be updated frequently and may be updated after the time a Delivery Applicant submits an application before it is pre-approved; in this case, the Delivery Applicant may have to pay a higher Processing Fee to have the Delivery Application pre-approved.

The Exchange Fee covers the cost of exchanging OUNZ shares into gold bars in the form of London Bars which the Trust holds in the vault, as well as the cost of converting London Bars into the gold coins or smaller gold bars that investors may prefer for delivery. The Exchange Fee for gold coins and bars, outside of London Bars, reflects the premium such coins and bars are trading at relative to the spot price of gold.

In an effort to keep Exchange Fees predictable, the precious metals dealer will choose coins and bars from inventory regardless of date. Special requests may be accommodated, but are subject to inventory and may be subject to higher fees. We would publish the pricing for special requests on this page, making it available to other investors as well.

Aside from being able to request delivery of London Bars, investors may request to have their shares exchanged for other gold bars and coins, without numismatic value, having a minimum fineness (or purity) of 995 parts per 1,000 (99.5%) or, for American Gold Eagle gold coins, with a minimum fineness of 91.67%.

All fees are subject to change upon notice and the Sponsor may waive or reduce the Exchange Fees from time to time.

Please see important disclosures at the beginning of this presentation.

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vaneck.com/subscribe *Through 3/14/2022. Past performance is no guarantee of future results. Please see important disclosures at the beginning of this presentation. 19 OUNZ was Designed with Crises in Mind OUNZ has consistently satisfied delivery requests through various market environments ▪ OUNZ facilitated ten delivery requests for bars and coins throughout 2020 when bars and coins were in short supply ▪ A large delivery of 100 ounces was made in March 2020 as many areas of the world were in varying states of lockdown ▪ Delivery requests have continued to be fulfilled throughout the challenging global pandemic period Annual OUNZ Delivery Statistics Deliveries Total Ounces Ounces Per Delivery (Range) Gold Price Per Delivery (Range) 2020 10 2,848 5 - 2258 $1,608 - $1,938 2021 12 551 10 - 135 $1,716 – $1,863 2022* 2 159 58 – 101 $1,900 – $1,978

Appendix

vaneck.com/subscribe Increasing OUNZ Adoption OUNZ Assets (Millions) Total Net Assets ($M) Source: Merk Investments, Bloomberg. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 21

vaneck.com/subscribe Access to Gold Has Driven Share Gains Total ETF Gold Holdings vs. OUNZ Shares Outstanding (Indexed to 100) Growth (Normalized to 100) Source: Merk Investments, Bloomberg. Past performance is not indicative of future results. Please see important disclosures at the beginning of this presentation. 22

vaneck.com/subscribe Index returns assume reinvestment of all income and do not reflect any management fees or brokerage expenses associated with fund returns. Returns for actual fund investors may differ from what is shown because of differences in timing, the amount invested and fees and expenses. You cannot invest directly in an index. Gold prices throughout represent gold spot prices per ounce. Bloomberg US Treasury Index measures US dollar - denominated, fixed - rate, nominal debt issued by the US Treasury. S&P 500 Index is a stock market index tracking the performance of 500 large companies listed on stock exchanges in the United States. Dollar Index is a measure of the value of the U.S. dollar relative to the value of a basket of currencies of the majority of the U.S.'s most significant trading partners. M2 Money Supply s a classification of global money supply. It includes M1 – which is comprised of cash outside of the private banking system plus current account deposits – while also including capital in savings accounts, money market accounts and retail mutual funds, and time deposits of under $100,000. The S&P 500 Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Van Eck Associates Corporation. Copyright © 2022 S&P Dow Jones Indices LLC, a division of S&P Global, Inc., and/or its affiliates. All rights reserved. Redistribution or reproduction in whole or in part are prohibited without written permission of S&P Dow Jones Indices LLC. For more information on any of S&P Dow Jones Indices LLC’s indices please visit www.spdji.com . S&P ® is a registered trademark of S&P Global and Dow Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC. Neither S&P Dow Jones Indices LLC, Dow Jones Trademark Holdings LLC, their affiliates nor their third party licensors make any representation or warranty, express or implied, as to the ability of any index to accurately represent the asset class or market sector that it purports to represent and neither S&P Dow Jones Indices LLC, Dow Jones Trademark Holdings LLC, their affiliates nor their third party licensors shall have any liability for any errors, omissions, or interruptions of any index or the data included therein. 23 Definitions and Descriptions

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